UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

CONTENTS

Legal Information		1
Statement of Financial Position		2
Statement of Comprehensive Income		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	26
4 |	Accounting policies	27
5 |	Financial risk management	41
6 |	Critical accounting estimates and judgments	49
7 |	Interest in joint venture	52
8 |	Contingencies and lawsuits	52
9 |	Property, plant and equipment	58
10 |	Financial instruments	60
11 |	Other receivables	63
12 |	Trade receivables	64
13 |	Financial assets at fair value through profit or loss	65
14 |	Financial assets at amortized cost	65
15 |	Inventories	65
16 |	Cash and cash equivalents	66
17 |	Share capital and additional paid-in capital	66
18 |	Allocation of profits	67
19 |	Trade payables	68
20 |	Other payables	68
21 |	Deferred revenue	69
22 |	Borrowings	69
23 |	Salaries and social security taxes payable	71
24 |	Benefit plans	72
25 |	Income tax and tax on minimum presumed income / Deferred tax	74
26 |	Income tax / Tax on minimum presumed income payable, net	76
27 |	Tax liabilities	77
28 |	Assignments of use	77
29 |	Provisions	78
30 |	Revenue from sales	78
31 |	Expenses by nature	79
32 |	Other operating expense, net	80
33 |	Net financial expense	80
34 |	Basic and diluted (loss) earnings per share	81
35 |	Related-party transactions	81
36 |	Trust for the Management of Electric Power Transmission Works	84
37 |	Electric works Arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines	85
38 |	Construction works - San Miguel and San Martín Transformer Centers	85
39 |	Agreement for the execution of works - La Matanza Municipality	85
40 |	Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station	86
41 |	Merger process – EMDERSA HOLDING S.A.	86
42 |	Safekeeping of documentation	86
43 |	Ordinary and Extraordinary Shareholders’ Meeting	87
44 |	Share-based Compensation Plan	87
45 |	Events after the reporting period	87
46 |	Financial Statements translation into English

Independent Auditors’ Report

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
ANAC	National Civil Aviation Administration
ANSES	National Social Security Administration
AySA	Agua y Saneamientos Argentinos S.A.
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
BST	Banco de Servicios y Transacciones
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Commercial Procedure of Argentina
CSJN	Supreme Court of Justice of Argentina
CYCSA	Comunicaciones y Consumos S.A.
DGI	General Tax Bureau
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electricity Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Argentine governmental regulatory agency of corporations
LVFVD	Sale Settlements with Maturity Dates to be Determined
MEM	Wholesale Electricity Market
MEyFP	Economy and Public Finance Ministry
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
PISA	Pampa Inversiones S.A.
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEC	Securities and Exchange Commission
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SUSS	Single Social Security System
TERI	Study, Review and Inspection of Works in Public Spaces Fees
VAD	Distribution Added Value
VRD	Debt Securities

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: Maipú 1, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2016

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 17)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)    Includes 9,412,500 treasury shares as of December 31, 2016 and 2015.

(2)    Relates to the Employee Stock Ownership Program Class C Shares that have not been transferred.

Edenor S.A.

Statement of Financial Position

as of December 31, 2016 and 2015

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
ASSETS
Non-current assets
Property, plant and equipment	9	11,196,990	8,885,789
Interest in joint ventures	7	435	433
Deferred tax asset	25	1,019,018	50,048
Other receivables	11	50,492	153,777
Financial assets at amortized cost	14	44,429	-
Financial assets at fair value through profit or loss	13	-	23,567
Total non-current assets		12,311,364	9,113,614

Current assets
Inventories	15	287,810	134,867
Other receivables	11	179,308	1,079,860
Trade receivables	12	3,901,060	963,005
Financial assets at fair value through profit or loss	13	1,993,915	1,560,434
Financial assets at amortized cost	14	1,511	-
Derivative financial instruments		-	197
Cash and cash equivalents	16	258,562	128,952
Total current assets		6,622,166	3,867,315
TOTAL ASSETS		18,933,530	12,980,929

Edenor S.A.

Statement of Financial Position

as of December 31, 2016 and 2015 (continued)

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	17	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	17	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Legal reserve		73,275	-
Opcional reserve		176,061	-
Other reserve		20,346	-
Other comprehensive loss		(37,172)	(42,253)
Accumulated losses		(1,188,648)	249,336
TOTAL EQUITY		361,832	1,525,053

LIABILITIES
Non-current liabilities
Trade payables	19	232,912	224,966
Other payables	20	5,103,326	2,391,878
Borrowings	22	2,769,599	2,460,975
Deferred revenue	21	199,990	153,816
Salaries and social security payable	23	94,317	80,039
Benefit plans	24	266,087	204,386
Tax liabilities	27	680	1,922
Provisions	29	341,357	259,573
Total non-current liabilities		9,008,268	5,777,555
Current liabilities
Trade payables	19	6,821,061	4,475,427
Other payables	20	134,759	151,674
Borrowings	22	53,684	48,798
Deferred revenue	21	764	764
Salaries and social security payable	23	1,032,187	733,131
Benefit plans	24	33,370	28,291
Tax payable	26	155,205	16,332
Tax liabilities	27	1,244,488	153,415
Provisions	29	87,912	70,489
Total current liabilities		9,563,430	5,678,321
TOTAL LIABILITIES		18,571,698	11,455,876

TOTAL LIABILITIES AND EQUITY		18,933,530	12,980,929

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Comprehensive Income

for the years ended December 31, 2016 and 2015

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15

Revenue	30	13,079,609	3,802,162
Electric power purchases		(6,060,333)	(2,021,981)
Subtotal		7,019,276	1,780,181
Transmission and distribution expenses	31	(6,147,214)	(3,153,664)
Gross loss		872,062	(1,373,483)

Selling expenses	31	(1,616,696)	(832,806)
Administrative expenses	31	(1,162,325)	(706,091)
Other operating expense, net	32	(376,020)	(422,546)
Gain from interest in joint ventures		2	1
Operating loss before income from provisional remedies, higer costs recognition and SE Resolution 32/15		(2,282,977)	(3,334,925)

Recognition of income – provisional remedies – MEyM Note 2016-04484723	2c)VIII	1,125,617	-
Income recognition on account of the RTI - SE Resolution 32/15	2c)VII	419,732	5,025,114
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2c)IV	81,512	551,498
Operating (loss) profit		(656,116)	2,241,687

Financial income	33	196,754	96,225
Financial expenses	33	(1,444,882)	(450,016)
Other financial results	33	(27,466)	(561,723)
Net financial expense		(1,275,594)	(915,514)
(Loss) profit before taxes		(1,931,710)	1,326,173

Income tax	25	743,062	(183,730)
(Loss) profit for the period		(1,188,648)	1,142,443

Edenor S.A.

Statement of Comprehensive Income

for the years ended December 31, 2016 and 2015 (continued)

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	24	7,817	(3,678)
Tax effect of actuarial loss profit on benefit plans		(2,736)	1,287
Total other comprehensive results		5,081	(2,391)

Comprehensive income for the year attributable to:
Owners of the parent		(1,183,567)	1,140,052
Non-controlling interests		-	-
Comprehensive (loss) profit for the year		(1,183,567)	1,140,052

Basic and diluted earnings (loss) profit per share:
Basic and diluted earnings (loss) profit per share	34	(1.33)	1.27

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2016 and 2015

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	-	-	-	(39,862)	(893,107)	385,001

Profit for the year	-	-	-	-	-	-	-		-	1,142,443	1,142,443
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053
Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016 (Note 43)	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Other reserve constitution - Share-bases compensation plan (Note 44)	-	-	-	-	-	-	-	20,346	-	-	20,346
Loss for the year	-	-	-	-	-	-	-	-	-	(1,188,648)	(1,188,648)
Other comprehensive results for the year	-	-	-	-	-	-	-		5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2016 and 2015

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
Cash flows from operating activities
(Loss) Profit for the period		(1,188,648)	1,142,443

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	31	351,582	281,407
Loss on disposals of property, plants and equipments	32	40,466	3,513
Net accrued interest	33	1,244,911	333,674
Exchange difference	33	417,708	894,773
Income tax	25	(743,062)	183,730
Allowance for the impairment of trade and other receivables, net of recovery	31	227,692	24,084
Adjustment to present value of receivables	33	(2,884)	(5,387)
Provision for contingencies	32	151,047	226,449
Other expenses - FOCEDE	32	14,653	59,563
Changes in fair value of financial assets	33	(404,173)	(323,610)
Accrual of benefit plans	31	105,405	89,254
Gain from interest in joint ventures		(2)	(1)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		(81,512)	(551,498)
Income recognition on account of the RTI - SE Resolution 32/15		(419,732)	(495,516)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	2c)VIII	(1,125,617)	-
Net gain from the repurchase of Corporate Bonds	33	(42)	-
Income from non-reimbursable customer contributions	32	(764)	(764)
Other reserve constitution - Share bases compensation plan	44	20,346	-
Changes in operating assets and liabilities:
(Increase) in trade receivables		(2,973,819)	(40,557)
Decrease in other receivables		1,063,480	375,620
(Increase) in inventories		(152,943)	(60,898)
Increase in deferred revenue		46,938	45,490
Increase in trade payables		2,780,940	911,880
Increase in salaries and social security payable		313,334	139,663
Decrease in benefit plans		(30,809)	(21,177)
Increase (Decrease) in tax liabilities		990,223	(140,955)
Increase (Decrease) in other payables		2,338,437	(62,125)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		-	25,612
Decrease in provisions	29	(51,840)	(32,550)
Net cash flows generated by operating activities		2,931,315	3,002,117

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2016 and 2015 (continued)

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
Cash flows from investing activities
Payment of property, plants and equipments		(2,474,600)	(2,095,532)
Net (payment for) collection of purchase / sale of financial assets at fair value		89,120	(1,012,037)
Collection of receivables from sale of subsidiaries		11,975	4,272
Net cash flows used in investing activities		(2,373,505)	(3,103,297)

Cash flows from financing activities
Payment of interest on loans	22	(265,950)	(172,923)
Proceeds from Salaries mutuum		-	214,894
Repurchase of corporate notes	22	(4,866)	-
Payment of redemption on corporate notes	22	(221,846)	-
Net cash flows (used in) / generated by financing activities		(492,662)	41,971

Increase (Decrease) in cash and cash equivalents		65,148	(59,209)

Cash and cash equivalents at the beginning of year	16	128,952	179,080
Exchange differences in cash and cash equivalents		64,462	9,081
Increase (Decrease) in cash and cash equivalents		65,148	(59,209)
Cash and cash equivalents at the end of the period	16	258,562	128,952

Non-cash activities

Financial costs capitalized in property, plants and equipments	9	(189,656)	(255,932)

Acquisitions of property, plant and equipment through increased trade payables		(205,756)	(166,763)

(Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	10,619

Increase from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	158,081

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		-	(495,516)

Amounts received from CAMMESA through FOCEDE		-	723,616

The accompanying notes are an integral part of the Financial Statements.

Note 1 |    General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal year 2016, the Company recorded, as it did in fiscal years 2012, 2013 and 2014, negative operating and net results, thus deteriorating once again its economic and financial situation, which had temporarily improved in 2015 as a consequence of the issuance by the SE of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and interim measures was necessary in order to maintain the normal provision of the public service, object of the concession.

This imbalance in the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain interim measures.

In line with the above-described situation, on December 16, 2015, the PEN issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1 (hereinafter the “Resolutions”), which approved a new electricity rate system that reflects the new generation cost and seeks to partially adjust the Distribution companies’ revenue in order for them to be able to cover their operating costs and make investments. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff” and special tariffs for public welfare entities, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

At the same time, the aforementioned MEyM Resolution No. 7/16 repealed SE Resolution No. 32/15, pursuant to which the government grant mentioned in the first paragraph of this Note had been granted, and instructed the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, the ENRE issued the Resolution that approved the program for the Review of the distribution tariff, establishing the criteria and methodologies for the process. As a result, on October 28, 2016, the public hearing necessary to define the electricity rate schedule for the next period was held and the new electricity rate schedule, effective as from February 1, 2017, was issued (Note 2.c).III).

Despite these advances, as from May 2016, different courts granted provisional remedies ordering the temporary suspension of the Resolutions in all the Province of Buenos Aires.

Subsequently, and as a consequence of the judgment passed by the CSJN on September 6, 2016 in the “Abarca” case, whereby the provisional remedy granted by Division II of the Federal Appellate Court of La Plata (Note 2.c).VIII) was revoked, the MEyM through Resolution No. 197/16, and the ENRE by means of Resolution No. 523/16 set forth the modality of payment of the debt with the MEM for energy purchases, as well as the customer billing methodology, including the treatment to be given to the unpaid retroactive amounts as a consequence of the aforementioned provisional remedy.

Furthermore, with regard to the economic effects of the provisional remedies that affected La Matanza and Pilar jurisdictions, which suspended the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16, the MEyM instructed CAMMESA to issue credit notes for the effects of the aforementioned provisional remedies.

In that regard, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety, which, in a context of constant increase in the demand for electricity, has deteriorated the Company’s economic and financial equation over all these years.

As a consequence of that which has been mentioned in this Note, as of December 31, 2016 the negative working capital amounts to $ 2.9 billion, which includes the amount owed to CAMMESA for $ 1.8 billion plus interest accrued as of December 31, 2016, in respect of which the Company has submitted a payment plan proposal based on available and projected cash flows. At the date of issuance of these financial statements, no reply from CAMMESA has yet been received.

In spite of this scenario, considering the application of the RTI as from February 1, 2017, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible not only to cover the operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect the Company’s business.

Note 2 |    Regulatory framework

a)  General

The Company is subject to the regulatory framework provided under Law No. 24,065, the Concession Agreement, and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession (Note 5.4).

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

b)  Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of Edenor S.A., currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The first management period will end at the conclusion of the tariff period commenced on February 1, 2017 (5 years).

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the PEN passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

Furthermore, Law No. 25,561 authorized the PEN to renegotiate public utility contracts taking certain criteria into account.

Additionally, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2017 by Law No. 27,200 that came into effect on January 1, 2016.

Moreover, on December 16, 2015, by Executive Order No. 134/15, the country’s electricity sector was declared in a state of emergency. The declaration of the state of emergency and the measures to be adopted as a consequence thereof, as indicated in Section 2 of the aforementioned Executive Order, will remain in effect until December 31, 2017.

In this regard, the MEyM is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

c)  Electricity rate situation

I.             Adjustment Agreement entered into between Edenor S.A. and the Federal Government

On September 21, 2005, Edenor S.A. entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement provides for the following:

i)             the implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

ii)             the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)           the establishment of a “Social Tariff” for the needy and the levels of quality of the service to be rendered;

iv)           the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)            the carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)           the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by the Company during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)          the adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)         the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in 14 semiannual installments. Those discounts have been early made as from December 2015 (Note 2.e).iii).

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulated the terms and conditions that, upon compliance with the other procedures required by the regulations, would be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

II.          Breach of Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure (RTT), pursuant to which the increase in the Company’s costs would be recognized -during the period the RTT remained in effect- on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTT. That mechanism was only applied in the first three six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of MEyM Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedule by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned MEyM Resolution No. 7/16 instructs the ENRE to carry out the RTI.

Finally, by means of ENRE Resolution No. 63/17 dated January 31, 2017, Note 2.c).III, the electricity rate schedule resulting from the RTI process, which will be applied by the Company as from February 1, 2017, is approved.

III.        Tariff Structure Review

Due to the aforementioned non-compliance, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note 2.c), to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

Therefore, by means of MEyM Resolution No. 7/16, SE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the Review of the distribution tariff, which was carried out in 2016.

On September 5, 2016, the Company submitted its electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, the Company:

(i)            determined the capital base using for such purpose the depreciated Net Realizable Value (NRV) method;

(ii)           submitted the 2017-2021 Investment Plan;

(iii)          submitted a detail of the operating expenses; and

(iv)          submitted all other data requested by the Regulatory Authority.

In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period.

Finally, on January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was adapted by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018. Additionally, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

Notwithstanding the above, at the date of issuance of these financial statements, the definitive treatment to be given, by the MEyM, to all those unresolved issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the loans for consumption (mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)      the treatment to be given to the funds disbursed by the Company for the fulfillment of the Investment Plan, not included in i) above;

iii)     the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose the Company has submitted a payment plan;

iv)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

IV.          PUREE – MMC

By means of SE Resolution 250, dated May 7, 2013, and subsequent Notes, the SE:

a)   Authorized the values of the adjustments resulting from the MMC for the period May 2007 through January 2015, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)  Assessed the Company’s debt as of December 31, 2015 deriving from the application of the PUREE for the period May 2007 through January 2015.

c)   Authorized the Company to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivable established in paragraph a), including interest, if any, on both amounts.

d)  Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)  Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the MEM.

f)    Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

As of December 31, 2016, the Company recognized a total of $ 74 million for this concept, which is disclosed in the Higher costs recognition – SE Resolution No. 250/13 and Subsequent notes line item of the Statement of Comprehensive Income

Pursuant to MEyM Resolution No. 7/16, as from February 1, 2016 the PUREE is cancelled and the Stimulus Plan, a system that rewards energy-saving efforts and results in a reduction of the wholesale electricity Seasonal Price, comes into effect.

V.            ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution No. 347, pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges.

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by ENRE Resolution No. 347/12 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company’s Board of Directors on December 11, 2012.

Additionally, it was agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue VRD to be offered to the market and issued in accordance with the public offering system authorized by the CNV, for a nominal value of up to $ 312.5 million. The proceeds will be used to pay the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the private Badlar rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, said agreement stipulated that payment obligations under the VRD would be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets were sufficient) and would not imply in any way whatsoever any guarantee or recourse against the Company, which in no case would be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that the only income of the trust derived from the Company’s contributions and, also, that the VRD accrued interest that was paid with the trust assets, the Company has decided to recognize the trust’s net financial charges as other operating expense, which amounted to $ 14.7 million and $ 59.6 million in 2016 and 2015, respectively.

By MEyM Resolution No. 7/16, the SE is instructed to direct the Execution Committee of the Trusts to discontinue the transfers of resources to the Company, in the name and to the order of the Unified Fund of Law No. 24,065, as well as to adopt the necessary measures to terminate the trusts.

Finally, on January 29, 2016, by Resolution No. 2, the ENRE resolved to discontinue as of January 31, 2016 the current trust mechanism for the management of the funds resulting from the application of ENRE Resolution No. 347/12, and instructed the Company to open a checking account for the deposit of the funds that will be received as from February 1, 2016 from the application of the fixed amount to afford the investments approved by the ENRE. Additionally, the Company is required to submit to the ENRE a Works Plan, identifying which works of such Plan will be financed with the funds received.

In this regard, and according to the provisions of ENRE Resolution No. 2/16, on June 23, 2016 the Company received $ 86.3 million as reimbursement for the amounts duly transferred to the FOCEDE. On July 20, 2016, the aforementioned trust was formally terminated and liquidated.

VI.          Loans for consumption (mutuums) and assignments of secured receivables

Due to the delay in obtaining the RTI, the Company lacked the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of SE Resolution No. 250/13 (Note 2.c).IV) and ENRE Resolution No. 347/12 (Note 2.c).V), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

The obligations deriving from this assistance are classified as Other payables and the related costs as financial expenses, due to both the fact that they result from the lack of adjustment of the electricity rate schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by the Company in the ordinary course of business.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from users.

The Loans for consumption (Mutuums) granted until the issuance of MEyM Resolution No. 7/16 are detailed below:

Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE:

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SE, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 159.4 million.

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2016, the debt related to this concept amounts to $ 1.3 billion (comprised of $ 923.6 million principal and $ 423.2 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

Higher salary costs:

On June 24, 2014, by Note No. 4,012/14, the SE instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to pay the higher salary costs. The aforementioned agreement was entered into on July 10, 2014.

            The agreement was guaranteed by the Company with the assignment of the future surplus LVFVD to be issued due to the application of SE Resolution No. 250/13. At the date of issuance of these financial statements, the Company does not have any surplus LVFVD.

The aforementioned SE Resolution No. 32/15, Note 2.c).VIII, resolved that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security for whose payment the Company received this loan for consumption (mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, in fiscal year 2015, the Company recorded the total settlement of the $ 524.7 million liability for this concept, thus generating a positive result of $ 495.4 million related to the principal received, which has been disclosed in the “Recognition of income on account of the RTI – SE Resolution No. 32/15” line item of the Income Statement, and a positive result of $ 29.3 million, related to interest accrued, which has been disclosed in the “Financial expenses” line item of the Income Statement.

VII.       SE Resolution No. 32/15

At the beginning of 2015, the SE issued Resolution No. 32/15, which, inter alia, granted the Company a temporary increase in income effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

As from February 1, 2016, by means of MEyM Resolution No. 7/16, the aforementioned SE Resolution No. 32/15 was repealed and the application of the new electricity rate schedules came into effect.

As of December 31, 2016 and 2015, the Company has recognized for this concept $ 419.7 million and $ 5 billion, respectively, which are disclosed in the “Recognition of income on account of the RTI – SE Resolution No. 32/15” line item of the Statement of Comprehensive Income.

VIII.     Provisional remedies

As from May 2016, the Company has been notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Company’s sales, ordering the suspension of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required the Company to refrain from billing with the tariff increase and to return any amounts of the increases already collected by means of a credit in the customers’ accounts to offset future electricity consumption.

The current status of the main provisional remedies is detailed below:

“Abarca”:

On July 15, 2016 the ENRE notified the Company of the granting of a provisional remedy by Division II of the Federal Appellate Court of the City of La Plata, ordering the suspension of the tariff increases in all the Province of Buenos Aires for a period of three months to commence as from the date of issuance of such judicial order. In July, this measure impacted 80% of the Company’s billing. As a consequence of the filing of a “Federal Extraordinary Appeal” (“Recurso Extraordinario Federal”), on September 6, 2016 the CSJN revoked the provisional remedy granted by Division II due to formal issues (lack of standing) but pronouncing no ruling on the main question at issue, which implies that, except in those districts of the Province of Buenos Aires where another provisional remedy remains in force, the applicable electricity rate schedule should be the one approved by ENRE Resolution No. 1/16. On September 27, 2016, the MEyM issued Resolution No. 197/16, instructing CAMMESA to invoice Distribution companies for the amounts unbilled in compliance with the provisional remedy herein described, in 4 equal and consecutive monthly installments. Furthermore, it instructed the ENRE to direct, in turn, Distribution companies to make this payment plan, with no interest or surcharges, available to customers (ENRE Note No. 523 dated September 29, 2016). At the date of these financial statements, this provisional remedy has no impact on the trade receivables recognized by the Company as of December 31, 2016.

 “Fernández Francisco Manuel and Other Plaintiffs”:

On August 3, 2016, the short-term provisional remedy (provisional relief that remains in effect until the Federal Government submits the report required by the law or the term provided for such purpose expires - “medida cautelar interina”) requested in the action for the protection of a constitutional right that was violated (“acción de amparo”) brought against the Federal Government (PEN and MEyM) and the ENRE was granted, declaring MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 null and void and ordering CAMMESA to refrain from applying the new electricity rate schedule until the public hearing was held. On October 6, 2016, final judgment was passed, partially upholding the action brought and declaring the electricity rate schedule included in the aforementioned Resolutions inapplicable to small-demand (T1) customers, ordering the ENRE to instruct Distribution companies to allow customers, who consider themselves affected by the effects of the aforementioned Resolutions and at their sole request, to pay and have as settled the amounts owed as well as those accruing in the future, in accordance with the electricity rate system applied prior to ENRE Resolution No. 1/16. On October 25, 2016, by Note No. 123,177, the ENRE informed the Company that the referred to judgment had been appealed by the ENRE and the MEyM, that the appeals had been granted with a stay of execution, and, therefore, that until a decision on such judgment, whose enforcement had been stayed, was issued by the Appellate Court, the Company had to continue billing its customers in accordance with the rate resulting from the application of the Resolutions issued by the ENRE for such purpose. If the Appellate Court affirms the appealed judgment, the enforcement thereof may give rise to significant additional losses for the Company, inasmuch as small-demand (T1) customers represent 54% of the Company’s revenue from sales.

“Ombudsman for the District of Pilar and Other Petitioners”:

With regard to the provisional remedy granted against the MEyM in respect of the customers residing in the locality of Pilar, due to both the fact that the originally stipulated term thereof has expired due to the lapse of time and the fact that the joining thereof to the “Fernández” case had been ordered, it is inferred that the customers of the above-mentioned locality would be subject to the decision issued in such case and consequently included within the universe of customers subject to the “Fernández” ruling mentioned in the previous caption.

In this regard, by Note No. 123,967 dated December 28, 2016, the ENRE states that the Company may begin to collect from medium and large-demand (T2 and T3) customers of this jurisdiction the amounts related to the February 1-October 24, 2016 period for which their bills had been duly credited, in a number of installments equivalent to the number of bills affected by the compliance with the provisional remedy. Additionally, and at the customer’s request, the established number of installments may be increased up to twice the number of those originally affected by the provisional remedy, in which case, an interest rate based on the BNA lending rate for discount operations will be charged.

With regard to residential customers, no decision has been taken by the ENRE, which has stated that it will be necessary to wait until final judgment is rendered by the competent judicial authority.

“Municipality of La Matanza and Other Petitioners”:

The short-term provisional remedy (medida cautelar interina) granted on June 14, 2016 that benefitted the residents of the locality of La Matanza was appealed by all the affected parties, the MEyM, the ENRE and the Company. The appeal has been granted by the Court hearing the case and the proceedings are about to be sent to the Federal Appellate Court of San Martín for their treatment. That, without prejudice to the petition filed to have the action (acción de amparo) rejected, which is still pending resolution. However, an adverse ruling of the Appellate Court in the “Fernández” case would include the small-demand (T1) customers residing in La Matanza District and will have the effects mentioned above in this Note.

As in the case of the District of Pilar, by Note No. 123,967 the ENRE states that the rebilling of the amounts related to the February 1-November 14, 2016 period for which the customers’ bills of this jurisdiction had been duly credited, will not take place until judgment on the main question at issue is rendered by the court.

As a consequence of the above-described situation, and in order to safeguard the provision of the public service of electricity distribution in a continuous and safe manner, the Company has had no alternative but to temporarily suspend payments to CAMMESA for energy purchases from July to November 2016.

For the balances related to La Matanza and Pilar jurisdictions, the MEyM instructed CAMMESA to issue credit notes for the provisional remedies that affected the application of MEyM Resolutions Nos. 6 and 41/16, seasonal prices, and ENRE Resolution No. 1/16, VAD.

In this regard, on December 26, 2016, CAMMESA notified the Company that, as instructed by the MEyM, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

•         the application of the seasonal prices set by MEyM Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

•         the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, the Company will issue the bills to its customers and transfer those values to CAMMESA.

The total effects of the credit notes issued for these concepts are detailed below:

	Res. MEyM N° 6 y 41 /16	Res. ENRE N° 1/16
Payables for purchase of electricity - CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of Note MEyM N° 2016-04484723	-	(1,126)

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

IX.          MEyM Resolution No. 6/16 – Seasonal reference prices

By means of MEyM Resolution No. 6/16 the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out.

The seasonal reference prices fixed by the aforementioned resolution are as follow:

i)    Power: $ 1,427.60/MW month

ii)   Energy: $ 773.02/Mwh, $ 768.72/Mwh, $ 763.89/Mwh, in peak hours, other hours and off-peak hours, respectively.

With regard to residential utility customers, who are beneficiaries of the Social Tariff, the prices are as follow:

i)    Monthly consumption of up to 150 Kwh/month. $ 0.00 / Mwh.

ii)   Monthly consumption exceeding 150 kwh/month,

i.       if it is lower than or equal to the consumption recorded in the same month of 2015, the reference prices will be $ 31.39/Mwh, $ 27.09/Mwh, $ 22.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

ii.       if it is higher than the consumption recorded in the same month of 2015, the reference prices will be $ 312.39 /Mwh, $ 317.09/Mwh, $ 312.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

These are the prices that, together with those for power, are to be applied to the respective electricity rate schedules.

X.            MEyM Resolution No. 7/16 and its effects

By MEyM Resolution No. 7/16 the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

Furthermore, the aforementioned Resolution provided for: (i) the cancellation of the PUREE (Note 2.c).IV); (ii) the revocation of SE Resolution No. 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect (Note 2.c).VII); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the Distribution companies and CAMMESA (Note 2.c).VI); (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/12 (Note 2.c).V); the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement (Note 18).

XI.          ENRE Resolution No. 290/16

By means of ENRE Resolution N° 290/16, applicable to Edenor S.A. and Edesur S.A., the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

d)  Framework agreement

On January 10, 1994, the Company, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, the Federal Government, and the Government of the Province of Buenos Aires entered into the last Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by Resolution No. 247/12 of the MPFIPyS.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.1 million, as settlement of the debt that as of December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

During the months of May and July the Company received payments, relating to the 2014 period, for $ 11.4 million and $ 53.5 million, respectively from the Provincial and the Federal Governments.

Due to the fact that at the date of these financial statements the approval of the new Framework Agreement for the period of January 1, 2015 through December 31, 2018 by the Federal Government and the Government of the Province of Buenos Aires is still in process, no revenue for this concept has been recognized, which as of December 31, 2016 amounted to $ 92.4 million.

e)  Penalties

                 i.          General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2016 and 2015, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, the Company submitted a note to the ENRE requesting the rectification of the amounts informed because they are considered erroneous. At the date of issuance of these financial statements, said Note has not been answered.

In the case that in the ENRE’s reply to the Note referred to in the preceding paragraph, the term “remuneration” were interpreted by the ENRE as to include all the amounts received in the form of, for example, government grants, the amount of the provision for penalties could increase significantly. The Company believes that such interpretation would be contrary to the terms of the Concession Agreement.

Furthermore, ENRE Resolution No. 63/17, Note 2.c).III, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

               ii.          Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution No. 31/16, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered power outages between February 12 and 18, 2016 must be paid a compensation of at least (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounted $ 73 million, which was credited to customer bills issued as from April 25, 2016.

              iii.          Discounts to customers

The Company began to credit Customer bills issued as from December 22, 2015 for the penalties included in clauses 9.2.1 and 9.2.2 of the Adjustment Agreement, as well as the adjustments thereof (Note 2.c).I.vii)), for $ 152.2 million. The Company finished crediting customer bills for these amounts in the first two months of 2016. Additionally, an amount of $ 36 million in compensation and adjustments was made available to the customers who as of December 22, 2015 had no active service. Such amount has not yet been settled.

              iv.          Payment agreements

From May, 2014 through December 31, 2015, the Company entered into three payment plan agreements with the Regulatory Agency pursuant to which it agreed to pay the penalties that had been ratified by the judicial authority for a total of $ 85.7 million, plus interest for $ 84.2 million. As of the December 31, 2016, payment plan agreements Nos. 1 and 2 have been complied with in due time and proper manner. With regard to payment plan agreement No. 3, the outstanding balance amounts to      $ 47.5 million, which is disclosed in the ENRE Penalties and Discounts line item of the Other payables account within current and non-current liabilities.

Furthermore, and owing to the setting of fees in favor of ENRE professionals who acted in execution proceedings, the Company entered into two payment agreements for a total principal amount of $ 18.7 million, plus interest. As of December 31, 2016, the outstanding balances of principal and interest accrued under payment agreement No. 2 amounted to $ 16.6 million and $ 0.4 million, respectively, which will be paid in 60 installments. The first payment agreement has been complied with in due time and proper manner. They are disclosed in the Other payables account within current and non-current liabilities.

f)   Stabilization factor

By Note No. 2,883 dated May 8, 2012 (reference Resolutions MEyFP No. 693/11 and MPFIPyS No. 1,900/11), the SE had implemented a mechanism whose objective was to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

On January 18, 2016, by Note No. 119,098, the ENRE ordered the withdrawal from the stabilization system of all the customers who were included therein, starting with the first bill preparation and issuance to be made in 2016.

g)  Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order No. 1,957/06, Section 10 stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

•            In connection with the restructuring of the totality of EASA’s financial debt, if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares.

h) Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon the Federal Government’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. The Federal Government may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases set forth in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties.

Note 3 |    Basis of preparation

The financial statements for the year ended December 31, 2016 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These financial statements were approved for issue by the Company’s Board of Directors on March 8, 2017.

Comparative information

The balances as of December 31, 2015, disclosed in these financial statements for comparative purposes, arise from the financial statements as of that date.

On July 26, 2016, and at the SEC’s request, the Company restated its financial statements for the year ended December 31, 2015 and 2014, with the aim of reclassifying in the Statement of Cash Flows the values related to the loan for consumption (mutuum) agreements duly entered into with CAMMESA.

Accordingly, the Company’s Statement of Cash Flows for the year ended December 31, 2015 has been reviewed to present the cash inflows related to such agreements within financing activities in the Statement of Cash Flows, instead of operating activities as previously presented. Also, the increase in the balances of the loans with CAMMESA for funds received by the FOCEDE for the year ended December 31, 2015 is now presented as a non-cash transaction in the supplementary disclosures to the Statement of Cash Flows instead of operating activities as previously presented.

This correction to the financial statements impacted only the Statement of Cash Flows, there being no impact on the statements of financial position, comprehensive income, or equity, or on the basic and diluted (loss) earnings per share.

	12.31.15
	Published balances		adjustments		Restated balances
Cash flows generated by operating activities	3,217,011		(214,894)	(1)	3,002,117
Cash flows from financing activities	(172,923)		214,894	(1)	41,971
Non-cash activities
Amounts received from CAMMESA through FOCEDE	-		723,616	(2)	723,616
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	(495,516)	(3)	-		(495,516)

(1)    Relates to the loan for consumption (mutuum) for salaries that was disclosed in the Statement of Cash Flows under the heading “Increase in trade payables and loans for consumption (mutuums) with CAMMESA” (Note 2.c).VIII to the financial statements as of December 31, 2015).

(2)    Relates to the loan for consumption (mutuum) for investments (Note 2.c).VIII to the financial statements as of December 31, 2015).

(3)    Relates to the amounts received in accordance with the provisions of SE Resolution No. 32/15, pursuant to which the loan for consumption (mutuum) for salaries may be offset against those funds (Note 2.c).IX to the financial statements as of December 31, 2015).

Financial reporting in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting year. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the published inflation data, the downward trend of the level of inflation, the fact that the other indicators are insufficient to reach a definite conclusion, and the fact that the current legal framework does not allow for the filing with control authorities of inflation-adjusted financial statements, and in line with the International Practices Task Force’s conclusion, there is insufficient evidence to conclude that Argentina’s economy is a hyperinflationary economy as of December 31, 2016. Therefore, the restatement criteria established in IAS 29 have not been applied in the reporting year.

Although the Argentine economy does not meet the necessary conditions to qualify as a hyperinflationary economy in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for the preparation of adjusted financial statements, as of December 31, 2016 it must be mentioned that certain macroeconomic variables that affect the Company’s business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these financial statements.

Note 4 |    Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below. These accounting policies have been consistently applied to all the reporting years, unless indicated otherwise.

Note 4.1 |   Changes in the accounting policies

Note 4.1.1 | New standards, amendments and interpretations effective as of December 31, 2016 and adopted by the Company:

IAS 1 “Presentation of financial statements”: the application by the Company of the issued amendments implied the disaggregation of the items related to the Company’s share of other comprehensive income of equity-accounted associates and joint ventures.

Note 4.1.2 | New standards, amendments and interpretations not effective and not early adopted by the Company:

IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019.

IAS 7 "Statement of cash flows": In February 2016, the IASB published an amendment pursuant to which an entity is required to disclose information that will enable users of financial statements to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for annual periods beginning on or after January 1, 2017.

IAS 12 “Income taxes”: In February 2016, the IASB published amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017.

IFRS 2 “Share based payments”: In June 2016, an amendment was published to clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 “Revenue from contracts with customers”: It was issued in May 2014 and is effective, as subsequently modified in September 2015, for annual periods beginning on or after January 1, 2018. It deals with the principles for the recognition of revenue and sets disclosure requirements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle implies the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company is currently assessing the impact of these new standards and amendments.

Note 4.2 |   Property, plant and equipment

Additions have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable.  Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of Property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of the end of each year (Note 6.c).

Note 4.3 |   Interests in joint ventures

The Company has early adopted the application of IFRS 11 as from January 1, 2011, the main concepts of which are as follow:

                 i.   A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                ii.   A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

               iii.   A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosure requirements of IFRS 12 have not been made.

Note 4.4 |   Revenue recognition

a.      Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company’s Board of Directors is negotiating with the Federal and Provincial Governments the signing of the respective agreements.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs (except for that described in Note 2.c).VIII), and the charges resulting from the application of ENRE Resolution No. 347/12 (Note 2.c).V).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.    the entity transferred to the buyer the significant risks and rewards;

2.    the amount of revenue was measured reliably;

3.    it is probable that the economic benefits associated with the transaction will flow to the entity;

4.    the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.      Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

Note 4.5 |   Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Income.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

Note 4.6 |   Trade and other receivables

a.      Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (T1) customers and 7 working days after due date for medium and large-demand (T2 and T3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.      Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The MMC amounts receivable, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the SE by means of a Note or Resolution.

Note 4.7 |   Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

Note 4.8 |   Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

Note 4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.      Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                                       i.        the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                                      ii.        the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.      Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note 4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

Note 4.8.3 | Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Income.

Note 4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 4.9 |   Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2016 and 2015, the economic impact of these transactions is recorded in the Other financial expense account of the Statement of Comprehensive Income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

At the date of issuance of these financial statements the Company has not entered into futures contracts to buy US dollars.

As of December 31, 2016, the economic impact of the transactions carried out in the fiscal year resulted in a loss of $ 11.9 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

Note 4.10 |   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

                   i.        Cash and banks in local currency: at nominal value.

                  ii.        Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

                 iii.        Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note 4.11 |   Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.      Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

c.      Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

Note 4.12 |   Trade and other payables

a.    Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.    Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                                  i.        When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;

                                 ii.        When service has been suspended more than once in one-year period;

                                iii.        When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                               iv.        When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.    Other payables

The other payables recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA (Note 2.c).VI), the Payment agreement with the ENRE (Note 2.e).IV) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e)), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the RTI process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

Note 4.13 |   Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note 4.14 |   Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•           customer connection to the network: revenue is accrued until such connection is completed;

•           continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Note 4.15 |   Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The group’s accounting policy for benefit plans is as follow:

a.    Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.    Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

Note 4.16 |   Income tax and tax on minimum presumed income

a.      Deferred income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on its taxable assets at year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

The Company has recognized the minimum presumed income tax paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

Note 4.17 |   Assignments of use

The assignments of use in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has assignment of use contracts that are classified as operating.

a.         As assignee

The payments with respect to operating assignments of use are recognized as operating expenses in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

b.         As assignor

The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

Note 4.18 |   Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note 4.19 |   Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

Note 4.20 |   Higher costs and income recognition

The recognition of higher costs (Note 2.c).IV) not transferred to the tariff, the recognition established by SE Resolution No. 32/15 (Note 2.c).VII), as well as the recognition of income due to the effect of the provisional remedies related to Pilar and La Matanza localities (Note 2.c).VIII) fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution No. 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs.

As for the income deriving from the funds to which SE Resolution No. 745/05 refers, it was recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI – Resolution 32/15”, “Higher Costs Recognition - SE Resolution 250/13 and Subsequent notes”, and “Recognition of income – provisional remedies – MEyM Note No. 2016-04484723” line items of the Statement of Comprehensive Income as of December 31, 2016 and 2015, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

Note 4.21 |   Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

Note 5 |    Financial risk management

Note 5.1 |   Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.         Market risks

                    i.          Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2016 and 2015 are $ 15.89 and $ 13.04 per USD, respectively.

As of December 31, 2016 and 2015, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.16	Total 12.31.15

ASSETS
CURRENT ASSETS
Other receivables	USD	-	15.790	-	11,193
Cash and cash equivalents	USD	10,244	15.790	161,753	10,607
	EUR	12	16.625	200	181
TOTAL CURRENT ASSETS		10,256		161,953	21,981
TOTAL ASSETS		10,256		161,953	21,981

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,298	15.890	2,769,599	2,341,098
Related parties	USD	-	15.890	-	119,877
TOTAL NON-CURRENT LIABILITIES		174,298		2,769,599	2,460,975
CURRENT LIABILITIES
Trade payables	USD	11,108	15.890	176,506	185,900
	EUR	7	16.770	117	12,063
	CHF	30	15.636	469	397
	NOK	68	1.854	126	101
Borrowings	USD	3,378	15.890	53,684	46,688
Related parties	USD	-	15.890	-	2,110
TOTAL CURRENT LIABILITIES		14,591		230,902	247,259
TOTAL LIABILITIES		188,889		3,000,501	2,708,234

(1)    The Exchange rates used are the BNA exchange rates in effect as of December 31, 2016 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.16	12.31.15
Net position Assets/(Liabilities)
US dollar	(2,838,036)	(2,673,873)
Euro	83	(11,882)
Norwegian krone	(126)	(101)
Swiss franc	(469)	(397)
Total	(2,838,548)	(2,686,253)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.16	12.31.15
Net position Assets/(Liabilities)
US dollar	(283,804)	(267,387)
Euro	8	(1,188)
Norwegian krone	(13)	(10)
Swiss franc	(47)	(40)
Decrease in the results of operations for the year	(283,856)	(268,625)

                   ii.          Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

                  iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2016 and 2015, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.16	12.31.15
Fixed rate:
US dollar	2,823,283	2,509,773
Total loans	2,823,283	2,509,773

Due to the fact that the totality of the loans accrue interest at a fixed rate, and, also, that none of the Company’s indebtedness is valued at fair value, there is no interest rate sensitivity impact.

b.         Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if no independent credit risk ratings are available, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Commercial Department periodically monitors compliance with the above-mentioned procedures.

Delinquent trade receivables increased from $ 209.3 million as of December 31, 2015 to $ 658.8 million as of December 31, 2016, due to different provisional remedies that temporarily suspended the tariff increase applicable as from February 1, 2016, established by ENRE Resolution No. 1/16.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company either applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies, or implements debt refinancing plans, with the aim of reducing them.

Furthermore, and taking into account that in fiscal year 2016 the ENRE prevented the Company from suspending the electricity supply to customers with delinquent balances, the Company’s actions to reduce the impact of delinquency were limited. Therefore, at the date of issuance of these financial statements the Company’s Board of Directors is analyzing the plans of action it will implement in order to reinforce the activities aimed at reducing delinquent balances.

Additionally, it is important to point out that in fiscal year 2016 it was possible to collect more than 50% of the delinquent receivables existing as of December 31, 2015.

Finally, and with regard to the electricity supplied to low-income areas, as stipulated in the Adjustment Agreement (Note 2.d), in fiscal year 2016 the Company received payments for a total of $ 64.9 million, which represents 89% of the outstanding balance as of December 31, 2015. Past experience shows that these balances have always been collected.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2016 and 2015, delinquent trade receivables totaled approximately $ 658.8 million and $ 209.3 million, respectively.  As of December 31, 2016 and 2015, the financial statements included allowances for $ 259.7 million and $ 79.4 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 13 working days after the bills’ due dates for small-demand (T1) customers and 7 working days after due dates for medium and large-demand (T2 and T3) customers, are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.         Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2016 and 2015, the Company’s current financial assets at fair value amount to $ 2 billion and $ 1.5 billion, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2016
Trade and other payables	4,907,204	3,937,598	3,018,225	310,860	118,174	-	12,292,061
Borrowings	-	-	288,494	288,494	865,481	2,947,068	4,389,537
Total	4,907,204	3,937,598	3,306,719	599,354	983,655	2,947,068	16,681,598

As of December 31, 2015
Trade and other payables	2,391,878	4,322,334	304,771	134,943	90,023	-	7,243,949
Borrowings	-	-	256,959	439,325	710,250	2,655,238	4,061,772
Total	2,391,878	4,322,334	561,730	574,268	800,273	2,655,238	11,305,721

Note 5.2 |   Concentration risk factors

a.    Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2016 and 2015. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 8.2 million and $ 73.1 million as of December 31, 2016 and 2015, respectively, as disclosed in Note 2.d), is subject to compliance with the terms of such agreement.

b.    Related to employees who are union members

As of December 31, 2016, 85.5% of the Company’s employees are union members, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) (73%) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) (12.5%). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 On January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal and another one with the Asociación del Personal Superior de Empresas de Energía, pursuant to which the Company agreed to grant, on a voluntary and one-time basis, an extraordinary bonus not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association. The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21, 2016 and March 21, 2016, respectively.

Also, on December 20, 2016 an Agreement was signed with the Sindicato de Luz y Fuerza Capital Federal, which provides for the following:

•         A salary increase of 6% from November 2016.

•         A salary increase of 6% from March 2017.

•         A voluntary one-time extraordinary bonus not regarded as a salary item of $10,000, payable in 2 installments of $ 5,000 each on January 20, 2017 and February 20, 2017, respectively.

The aforementioned agreements apply also to the contractors whose workers are included in the collective bargaining agreements of the above-mentioned union as well as non-unionized personnel.

Note 5.3 |   Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the statement of financial position plus net debt.

As of December 31, 2016 and 2015, gearing ratios were as follow:

	12.31.16	12.31.15
Total liabilities	18,571,698	11,455,876
Less: cash and cash equivalents	(258,562)	(128,952)
Net debt	18,313,136	11,326,924
Total Equity	361,832	1,525,053
Total capital attributable to owners	18,674,968	12,851,977
Gearing ratio	98.06%	88.13%

Note 5.4 |   Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis.

Note 5.5 |   Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of December 31, 2016 and 2015:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

At December 31, 2015
Assets
Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	370,161	-	-	370,161
Other receivables	43,219	-	-	43,219
Money market funds	1,213,840	-	-	1,213,840
Derivative financial instruments	-	197	-	197
Total assets	1,720,708	197	-	1,720,905

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Report on US Dollar futures – ROFEX” issued by Banco Finansur.

When one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note 6 |    Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.     Allowances for the impairment of receivables

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (T1) customers and 7 working days after due date for medium and large-demand (T2 and T3) customers. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.     Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.     Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest disaggregation level at which independent cash flows can be identified (cash generating units, or CGU).

Recoverability analysis

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

At the date of issuance of these financial statements there are indicators of a potential impairment inasmuch as the Company has operating losses for $ 609.4 million, Therefore, the Company has made its projections in order to analyze the recoverability of its property, plant and equipment. The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of the electricity rate increases and/or cost adjustments recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority; and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The increase in electricity rates used by the Company to assess the recoverability of its property, plant and equipment as of December 31, 2016 is based on both the electricity rate schedule approved as from February 2017 that fixed the Company’s remuneration, and the tariff adjustment mechanism for the next 5 years (Note 2.c).III). Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, the Company has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (resolution of regulatory issues) and its best estimate for the other variables with lower incidence.

In order to determine the scenario mentioned in the preceding paragraph, the Company has considered the following:

i.      Nature, opportunity, and modality of the electricity rate increases and/or cost adjustments recognition: Electricity rate increases as resolved in the RTI process;

ii.     Settlement of regulatory liabilities: The Company has considered to use the final surplus of its annual cash flows until these liabilities are settled;

iii.    Electricity demand growth: 2.5% p.a.;

iv.    Development of costs to be incurred: mainly, based on the expected level of inflation;

v.     Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

vi.    Inflation rate;

vii.   Exchange rate.

The discount rate (WACC) in pesos varies for each year of the projection. For the first 5 years, the average of these rates is 29%.

Further, the Company has performed a sensitivity analysis in view of reasonably possible changes to these variables, and it concluded that in no case should it recognize an impairment in the value of its property, plant and equipment.

d.     Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the period in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

e.     Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.      ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of Management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e).i.

g.      Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

Note 7 |   Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.16	12.31.15
SACME	50.00%	435	433

Note 8 |    Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2016  amounts to $ 429.3 million, has been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

a.    Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the SE be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the RTI.

c) That the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the Class "A" shares, due to the fact that the management period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods stipulated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

Procedural stage of the proceedings: On February 17, 2017 the Court of Original Jurisdiction rejected the complaint and raised res judicata sua sponte, in addition to declaring that the issuance of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 rendered the application of the regulatory framework questioned by the plaintiff baseless.

Conclusion: the Company believes that the trial court’s decision is based upon the applicable law and that even in the case that such decision were appealed by the plaintiff there exist solid arguments to believe that it would be confirmed by the Appellate Court.

b.    Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the Value Added Tax (VAT) percentage paid on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2017.

c.             Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2017.

d.            Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that provided the following:

- That the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.

- That the Company be ordered to pay customers as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor S.A. was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor S.A. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

Conclusion: as of the closing date of the year ended December 31, 2016, the Company made a provision for principal and interest accrued for an amount of $ 52 million within the Other non-current liabilities account. It is estimated that this legal action may be terminated in 2017.

e.            Legal action brought by the Company (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits are suspended until mid-May 2017.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the Company has requested the suspension of the procedural time-limits.

Conclusion: the Company believes that there exist solid legal arguments to support its claim. It is estimated that this legal action will not be terminated in 2017.

f.             Administrative proceedings DJ/36/14 initiated by the AFIP

Purpose: To accuse the Company of and have it fined for the filing of an inaccurate Minimum presumed income tax return for fiscal period 2011.

Amount: $ 5.5 million

Status: In May, 2012, the Company filed the original Minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when the Company’s cumulative income tax losses carry forward amounted to $ 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum presumed income tax. This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the CPCCN, the Company filed a declaratory judgment action (“acción declarativa de certeza”) with the Federal Court against the Federal Government, AFIP – DGI, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the CSJN in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, the Company decided to rectify the Minimum presumed income tax return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution No. 3,451.

On November 19, 2015, by means of administrative proceedings DJ/36/14 initiated by the AFIP, the Company is accused of and fined for the filing of an inaccurate Minimum presumed income tax return for fiscal period 2011.

On December 30, 2015, the Company filed a post-judgement motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

As is evident from the preceding paragraphs, it was not the Company’s intention to cause any harm whatsoever to the national treasury, particularly considering that a rectifying tax return has been filed.

Additionally, and as provided for in Law No. 27,260, the fines and other penalties related to substantive obligations accrued as of May 31, 2016 will be automatically waived by operation of the law unless they have become final at the date on which the referred to Law came into effect, or the main obligation had been settled as of that date.

Conclusion: no provision has been recorded for this claim in these financial statements as the Company believes, based on that which has been previously mentioned, that there exist solid arguments for it to be considered unfounded.

g.            Legal action brought by the Company (Study, Review and Inspection of Works in Public Spaces Fees “TERI”)

In December 2015, the Company filed with the City of Buenos Aires Court in Contentious and Tax-Related Matters, a petition for declaratory judgment, together with a petition for the granting of a precautionary measure, in order to obtain a favorable judgment that would put an end to the controversy, declaring the unlawfulness of the Government of the City of Buenos Aires’s claim concerning compliance by Edenor S.A. with the payment of the TERI. The precautionary measure requested, if granted, would stop the executory proceedings in process and eliminate the possibility that an attachment be levied on the Company’s assets. It must be pointed out that as of the date of the filing of the petition, the Company has received assessment and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 28.8 million for such concept.

In the Company’s opinion, these fees are not applicable considering the federal regulations and applicable case law as well as the procedural status of similar cases. Therefore, the Company’s Management as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

Note 9 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	431	318	134,619	2,551,494	16,387	2,703,249
Disposals	(3,035)	(15,037)	(21,641)	(67)	(686)	-	-	(40,466)
Transfers	37,564	396,416	1,301,966	297,757	32,354	(2,023,156)	(42,901)	-
Depreciation for the period	(13,922)	(48,023)	(129,721)	(74,784)	(85,132)	-	-	(351,582)
Net amount 12.31.16	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

•            During the year ended December 31, 2016, direct costs capitalized amounted to $ 302.5 million.

•            Financial costs capitalized for the year ended December 31, 2016 amounted to $ 189,7 million.

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	621,357	1,834,857	52,414	2,518,227
Disposals	-	-	(3,398)	(115)	-	-	-	(3,513)
Transfers	40,189	230,026	733,053	279,138	773	(1,283,179)	-	-
Depreciation for the period	(11,555)	(40,402)	(107,959)	(66,349)	(55,142)	-	-	(281,407)
Net amount 12.31.15	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

•            During the year ended December 31, 2015, direct costs capitalized amounted to $ 271.6 million.

•            Financial costs capitalized for the year ended December 31, 2015 amounted to $ 255.9 million

Acquisition of real property:

On October 7, 2015, the Company’s Board of Directors approved the acquisition of a real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases, for a total amount of $ 439.2 million, which, as of December 31, 2015, had been fully paid.

As security for the amount paid, the Company received a surety bond from the seller.

Disclosed in the Additions line of the Furniture, tools, vehicles, equipment and communication column.

Note 10 | Financial instruments

10.1      Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2016
Assets
Trade receivables	3,901,060	-	-	3,901,060
Other receivables	193,110	28,839	7,851	229,800
Cash and cash equivalents
Cash and Banks	194,476	-	-	194,476
Checks to be deposited	2,625	-	-	2,625
Money market funds	-	61,461	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	-	387,279	-	387,279
Money market funds	-	1,606,636	-	1,606,636
Financial assets at amortized cost through profit or loss:
Government bonds	45,940	-	-	45,940
Total	4,337,211	2,084,215	7,851	6,429,277

As of December 31, 2015
Assets
Trade receivables	963,005	-	-	963,005
Other receivables	842,716	43,219	347,702	1,233,637
Cash and cash equivalents
Cash and Banks	35,145	-	-	35,145
Checks to be deposited	319	-	-	319
Money market funds	-	93,488	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	-	370,161	-	370,161
Derivative financial instruments	-	197	-	197
Money market funds	-	1,213,840	-	1,213,840
Total	1,841,185	1,720,905	347,702	3,909,792

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2016
Liabilities
Trade payables	7,053,973	-	-	7,053,973
Other payables	344,188	-	4,893,897	5,238,085
Borrowings	2,823,283	-	-	2,823,283
Total	10,221,444	-	4,893,897	15,115,341

As of December 31, 2015
Liabilities
Trade payables	4,700,393	-	-	4,700,393
Other payables	345,567	-	2,197,985	2,543,552
Borrowings	2,509,773	-	-	2,509,773
Total	7,555,733	-	2,197,985	9,753,718

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2016
Interest income	196,754	-	196,754
Exchange differences	96,701	3,164	99,865
Bank fees and expenses	(3,217)	-	(3,217)
Changes in fair value of financial assets	-	424,099	424,099
Adjustment to present value	(263)	3,147	2,884
Total	289,975	430,410	720,385

As of December 31, 2015
Interest income	96,225	-	96,225
Exchange differences	14,326	5,745	20,071
Bank fees and expenses	(20,117)	-	(20,117)
Changes in fair value of financial assets	-	350,543	350,543
Adjustment to present value	3,984	1,403	5,387
Total	94,418	357,691	452,109

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2016
Interest expense	(1,441,665)	-	(1,441,665)
Other financial results	(36,783)	-	(36,783)
Bank fees and expenses	42	-	42
Exchange differences	(517,573)	-	(517,573)
Total	(1,995,979)	-	(1,995,979)

As of December 31, 2015
Interest expense	(429,899)	-	(429,899)
Other financial results	(22,880)	-	(22,880)
Exchange differences	(914,844)	-	(914,844)
Net gain from the repurchase of Corporate Notes	-	-	-
Total	(1,367,623)	-	(1,367,623)

10.2      Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.16	12.31.15
Customers with no external credit rating:
Group 1 (i)	3,479,399	426,468
Group 2 (ii)	121,206	232,407
Group 3 (iii)	300,455	304,130
Total trade receivables	3,901,060	963,005

(i) Relates to customers with debt to become due
(ii) Relates to customers with past due debt from 0 to 3 months.
(iii) Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

Note 11 | Other receivables

	Note	12.31.16	12.31.15
Non-current:
		-	-
Minimum national income tax		-	74,056
Financial credit		43,636	72,656
Related parties	35.d	6,856	7,065
Total Non-current		50,492	153,777

Current:
Prepaid expenses		3,589	3,473
Credit form Income recognition on account of the RTI - SE Resolution 32/15		-	650,938
Value added tax		-	248,364
Advances to suppliers		2,561	20,762
Advances to personnel		1,701	1,047
Security deposits		8,385	6,933
Financial credit		40,461	16,362
Receivable with FOCEDE (1)		-	49,536
Receivables from electric activities		142,979	65,694
Related parties	35.d	766	7,076
Guarantee deposits on derivative financial instruments		-	16,555
Judicial deposits		13,546	10,482
Other		19	390
Allowance for the impairment of other receivables		(34,699)	(17,752)
Total Current		179,308	1,079,860

(1)   On June 23, 2016, the Company received $ 86.3 million, in accordance with the provisions of ENRE Resolution No. 2/16, formalizing the definitive termination and liquidation of the aforementioned trust (see Note 2.c).V). As of December 31, 2015, the Company’s net position with the FOCEDE was comprised of the following:

12.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	(7,204)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	191,722
Outstanding receivables from extraordinary Investment Plan	18,281
Provision for FOCEDE expenses	(153,263)
49,536

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.16	12.31.15
Balance at beginning of year	17,752	16,647
Increase	16,947	1,105
Balance at end of the period	34,699	17,752

The aging analysis of these other receivables is as follows:

	12.31.16	12.31.15
Unexpired	21,931	49,536
Past due	108,299	63,281
Up to 3 months	17,024	929,022
From 3 to 6 months	12,062	11,380
From 6 to 9 months	10,053	5,366
From 9 to 12 months	9,939	21,275
More than 12 months	50,492	153,777
Total other receivables	229,800	1,233,637

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.16	12.31.15
Argentine pesos	229,800	1,222,444
US dollars	-	11,193
Total other receivables	229,800	1,233,637

Note 12 | Trade receivables

	12.31.16	12.31.15
Current:
Sales of electricity - Billed	2,524,981	709,568
Sales of electricity – Unbilled (1)	1,582,591	216,012
Framework Agreement	8,222	73,097
Fee payable for the expansion of the transportation and others	22,397	20,842
Receivables in litigation	22,551	22,847
Allowance for the impairment of trade receivables	(259,682)	(79,361)
Total Current	3,901,060	963,005

(1)   As of December 31, 2016, the billing was affected by the effects of the provisional remedies detailed in Note 2.c.VIII.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.16	12.31.15
Balance at beginning of year	79,361	84,562
Increase	210,745	22,979
Decrease	(30,424)	(28,180)
Balance at end of the period	259,682	79,361

The aging analysis of these trade receivables is as follows:

	12.31.16	12.31.15
Not due	8,222	-
Past due	421,661	536,536
Up to 3 months	3,471,177	426,469
Total trade receivables	3,901,060	963,005

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.16
Contingencies
change	270,722
11,040

-       5% decrease in the uncollectibility rate estimate

12.31.16
Contingencies	248,643
change	(11,039)

Note 13 | Financial assets at fair value through profit or loss

	12.31.16	12.31.15
Non-current
Government bonds	-	23,567
Total Non-current	-	23,567

Current
Government bonds	387,279	346,594
Money market funds	1,606,636	1,213,840
Total current	1,993,915	1,560,434

Note 14 | Financial assets at amortized cost

	12.31.16	12.31.15
Non-current
Government bonds	44,429	-
Total Non-current	44,429	-

Current
Government bonds	1,511	-
Total Non-current	1,511	-

Note 15 | Inventories

	12.31.16	12.31.15
Current
Supplies and spare-parts	230,291	120,512
Advance to suppliers	57,519	14,355
Total inventories	287,810	134,867

Note 16 | Cash and cash equivalents

	12.31.16	12.31.15
Cash and banks	197,101	35,464
Money market funds	61,461	93,488
Total cash and cash equivalents	258,562	128,952

Note 17 | Share capital and additional paid-in capital

As of December 31, 2016, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

No changes have occurred in the Company’s Share Capital structure in the last three fiscal years.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, with the SEC’s prior approval, the Company’s ADSs (American Depositary Shares), each representing 20 common shares of the Company, began to be traded on the NYSE (New York Stock Exchange) as from April 24, 2007.

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.1 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On November 18, 2014, the Company held the General Annual Meeting which resolved by majority of votes to extend for another 3 years the term for holding the treasury shares acquired within the framework of Section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01). All the shares issued have been fully paid-in.

Section 206 – Business Organizations Law

The negative results recorded by the Company as of December 31, 2016, consume 100% of the reserves and more than 50% of its share capital. Section 206 of the Business Organizations Law provides for the mandatory capital stock reduction where this situation occurs. Therefore, the Company shareholders must analyze alternatives in conformity with the applicable regulations to rectify this situation.

At the date of issuance of these financial statements, and in the light of the recent conclusion of the tariff structure review, the Company’s Board of Directors is currently analyzing the impact thereof on the Company’s financial position, estimating that its result will allow the Company to revert this situation.

Note 18 | Allocation of profits

Restrictions on the distribution of dividends

                 i.          In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 28, 2016 resolved that the profit for the year ended December 31, 2015 be allocated to the Unappropriated Retained Earnings account and the statutory and discretionary reserves.

               ii.          In accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation, who will be subject to a lower tax rate.

              iii.          In accordance with the provisions of Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the Statement of Income for the year must be allocated to a reserve, until it equals twenty percent (20%) of the Share Capital.

              iv.          MEyM Resolution No. 7/16 provides that the Company shall not distribute dividends in accordance with clause 7.4 of the Adjustment Agreement.

Note 19 | Trade payables

		12.31.16	12.31.15
Non-current
Customer guarantees		83,045	67,509
Customer contributions		98,167	105,757
Funding contributions - substations		51,700	51,700
Total Non-current		232,912	224,966

Current
		2,956,726	2,714,263
Provision for unbilled electricity purchases - CAMMESA (1)		2,512,800	646,183
Suppliers		958,460	817,891
Advance to customer (1)		197,020	-
Customer contributions		136,689	147,775
Discounts to customers		37,372	125,809
Funding contributions - substations		21,790	23,506
Related parties	35.d	204	-
Total Current		6,821,061	4,475,427

(1)   As of December 31, 2016, includes the effects of the provisional remedies detailed in Note 2.c).VIII.

The fair values of non-current customer contributions as of December 31, 2016 and 2015 amount to $ 131.7 million and $ 127.1 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The fair value category applied thereto was Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 20 | Other payables

	Note	12.31.16	12.31.15
Non-current
Loans (mutuum) with CAMMESA		1,346,807	1,099,760
ENRE penalties and discounts		3,477,351	1,004,043
Liability with FOTAE		172,991	155,752
Payment agreements with ENRE		106,177	132,323
Total Non-current		5,103,326	2,391,878

Current
ENRE penalties and discounts		56,164	62,720
Related parties	35.d	4,756	3,447
Advances for works to be performed		13,575	31,462
Payment agreements with ENRE		60,264	54,006
Other		-	39
Total Current		134,759	151,674

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 21 | Deferred revenue

	12.31.16	12.31.15
Non-current
Nonrefundable customer contributions	199,990	153,816
Total Non-current	199,990	153,816

	12.31.16	12.31.15
Current
Nonrefundable customer contributions	764	764
Total Current	764	764

Note 22 | Borrowings

	Note	12.31.16	12.31.15
Non-current
Corporate notes (1)		2,769,599	2,341,098
Related parties	35.e	-	119,877
Total non-current		2,769,599	2,460,975

Current
Interest from corporate notes		53,684	46,688
Related parties	35.e	-	2,110
Total current		53,684	48,798

(1)   Net of debt repurchase and issuance expenses.

On July 12, 2016, the Company redeemed the Fixed Rate par Corporate Notes due in 2017. The outstanding amount redeemed at 100% of the corporate notes nominal value totaled USD 14.8 million, plus interest accrued of USD 0.4 million

The fair values of the Company’s non-current borrowings (Corporate Notes) as of December 31, 2016 and 2015 amount approximately to $ 2.9 billion and $ 2.4 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The fair value category applied thereto was Level 1 category.

On February 2, 2016, the Company repurchased at market prices the “Fixed Rate Class 9 par Corporate Notes” due in 2022 for an amount of USD 0.3 million nominal value.

The Company’s borrowings are denominated in the following currencies:

	12.31.16	12.31.15
US dollars	2,823,283	2,509,773
	2,823,283	2,509,773

The maturities of the Company’s borrowings and their exposure to interest rate are as follow:

	12.31.16	12.31.15
Fixed rate
Less than 1 year	53,684	48,798
From 2 to 4 years	-	192,470
More than 4 years	2,769,599	2,268,505
	2,823,283	2,509,773

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.16	12.31.15
Balance at beginning of the year	2,509,773	1,632,403
Interest paid	(265,950)	(172,923)
Repurchase of Corporate Notes by the trust	(4,866)	-
Paid from the repurchase of Corporate Notes	(221,846)	-
Gain from the repurchase of Corporate Notes	(42)	-
Exchange difference and interest accrued	791,516	961,519
Costs capitalized	14,698	88,774
Balance at the end of the year	2,823,283	2,509,773

   Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.15	Debt repurchase	Debt structure at 12.31.16	At 12.31.16
Fixed Rate Par Note	7	10.50	2017	14.76	(14.76)	-	-
Fixed Rate Par Note (1)	9	9.75	2022	172.17	(0.30)	171.87	2,769.60
Total				186.93	(15.06)	171.87	2,769.60

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.14	Debt repurchase	Debt structure at 12.31.15	At 12.31.15
Fixed Rate Par Note	7	10.50	2017	14.76	-	14.76	192.47
Fixed Rate Par Note (1)	9	9.75	2022	172.17	-	172.17	2,268.51
Total				186.93	-	186.93	2,460.98

(1)   Net of issuance expenses.

The main covenants are the following:

                      i.        Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

                     ii.        Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- the Company’s long-term debt rating is raised to Investment Grade, or

- the Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

Note 23 | Salaries and social security taxes

a.    Salaries and social security taxes payable

	12.31.16	12.31.15
Non-current
Early retirements payable	5,149	6,324
Seniority-based bonus	89,168	73,715
Total non-current	94,317	80,039

Current
Salaries payable and provisions	912,275	639,293
Social security payable	115,793	89,331
Early retirements payable	4,119	4,507
Total current	1,032,187	733,131

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	12.31.16	12.31.15
Salaries	2,539,345	1,791,286
Social security taxes	987,523	696,611
Total salaries and social security taxes	3,526,868	2,487,897

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2016 and 2015 amount to $ 4.1 million and $ 4.5 million (current) and $ 5.1 million and $ 6.3 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2016 and 2015, the liabilities related to these obligations amount to $ 89.2 million and $ 73.7 million, respectively.

As of December 31, 2016 and 2015, the number of employees amounts to 4,746 and 4,696, respectively.

Note 24 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for non-unionized personnel.

	12.31.16	12.31.15
Non-current	266,087	204,386
Current	33,370	28,291
Total Benefit plans	299,457	232,677

The detail of the benefit plan obligations as of December 31, 2016 and 2015 is as follows:

	12.31.16	12.31.15
Benefit payment obligations at beginning of year	232,677	160,921
Current service cost	23,277	29,241
Interest cost	82,128	60,013
Actuarial losses	(7,817)	3,678
Benefits paid to participating employees	(30,808)	(21,176)
Benefit payment obligations at year end	299,457	232,677

As of December 31, 2016 and 2015, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.16	12.31.15
Cost	23,277	29,241
Interest	82,128	60,013
Actuarial results - Other comprehensive loss	(7,817)	3,678
	97,588	92,932

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.16	12.31.15
Discount rate	5%	6%
Salary increase	1%	2%
Inflation	21%	32%

Sensitivity analysis:

12.31.2016
Discount Rate: 4%
Obligation	325,810
Variation	26,353
9%

Discount Rate: 6%
Obligation	276,897
Variation	(22,560)
(8%)

Salary Increase : 0%
Obligation	275,890
Variation	(23,567)
(8%)

Salary Increase: 2%
Obligation	326,613
Variation	27,156
9%

The expected payments of benefits are as follow:

	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years
At December 31, 2016
Benefit payment obligations	33,371	5,646	5,808	6,374	7,754

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company active personnel.

In order to determine the mortality of the Company active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined considering all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2016.

These benefits do not apply to key management personnel.

Note 25 | Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.15	Charged to profit and loss	Charged to other comprenhensive income	12.31.16
Deferred tax assets
Tax loss carryforward	-	4,172	-	4,172
Inventories	309	4,784	-	5,093
Trade receivables and other receivables	41,329	97,487	-	138,816
Trade payables and other payables	332,939	790,617	-	1,123,556
Salaries and social security taxes payable	18,923	5,577	-	24,500
Benefit plans	81,437	26,109	(2,736)	104,810
Tax liabilities	14,466	1,268	-	15,734
Provisions	115,522	34,722	-	150,244
Deferred tax asset	604,925	964,736	(2,736)	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(505,528)	6,386	-	(499,142)
Financial assets at fair value through profit or loss	(39,608)	(743)	-	(40,351)
Borrowings	(9,741)	1,327	-	(8,414)
Deferred tax liability	(554,877)	6,970	-	(547,907)

Net deferred tax (liabilities) assets	50,048	971,706	(2,736)	1,019,018

	12.31.14	Charged to profit and loss	Charged to other comprenhensive income	12.31.15
Deferred tax assets
Inventories	197	112	-	309
Derivative financial instruments	2,063	(2,063)	-	-
Trade receivables and other receivables	26,851	14,478	-	41,329
Trade payables and other payables	347,324	(14,385)	-	332,939
Salaries and social security taxes payable	20,935	(2,012)	-	18,923
Benefit plans	56,323	23,827	1,287	81,437
Tax liabilities	13,893	573	-	14,466
Provisions	47,657	67,865	-	115,522
Deferred tax asset	515,243	88,395	1,287	604,925

Deferred tax liabilities:
Property, plant and equipment	(417,006)	(88,522)	-	(505,528)
Financial assets at fair value through profit or loss	-	(39,608)	-	(39,608)
Borrowings	(11,070)	1,329	-	(9,741)
Deferred tax liability	(428,076)	(126,801)	-	(554,877)

Net deferred tax (liabilities) assets	87,167	(38,406)	1,287	50,048

	12.31.16	12.31.15
Deferred tax assets:
To be recover in less than 12 moths	432,952	311,207
To be recover in more than 12 moths	1,135,858	295,602
Deferred tax asset	1,568,810	606,809

Deferred tax liabilities:
To be recover in less than 12 moths	(155,064)	(135,879)
To be recover in more than 12 moths	(394,728)	(420,882)
Deferred tax liability	(549,792)	(556,761)

Net deferred tax assets (liabilities)	1,019,018	50,048

Furthermore, the Company has recognized the Tax on minimum presumed income accrued in the year and paid in prior fiscal years as a receivable because it estimates that it may be computed as a payment on account of income tax in future fiscal years.

The receivable from the Minimum presumed income tax for an amount of $ 64.4 million is disclosed netting in the Income tax/tax on minimum presumed income payable, net account.

The detail of the minimum presumed income receivable is as follows:

Minimum presumed income tax credit	12.31.16	Year of expiration
2012	20,506	2022
2013	43,950	2023
	64,456

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes:

	12.31.16	12.31.15
Deferred tax	971,706	(38,406)
Current tax	(243,666)	(145,324)
Difference between provision and tax return	15,022	-
Income tax expense	743,062	(183,730)

	12.31.16	12.31.15
(Loss) Profit for the period before taxes	(1,931,710)	1,326,173
Applicable tax rate	35%	35%
Profit (Loss) for the period at the tax rate	676,099	(464,161)

Gain from interest in joint ventures	1	-
Non-taxable income	69,368	44,595
Other	(1)	-
Difference between provision and tax return	(2,405)	(42,332)
Subtotal	743,062	(461,898)
Unrecognized net deferred tax assets/liabilities	-	282,399
Expiration of tax loss-carryforwards	-	(4,231)
Income tax expense	743,062	(183,730)

Note 26 |                    Income tax / tax on minimum presumed income payable, net

	12.31.16	12.31.2015
Income tax provision	243,666	425,555
Tax loss carryforward	-	(280,231)
Income tax provision net of tax loss carryfoward	243,666	145,324
Minimum presumed income tax credit	(64,456)	(66,714)
Unrestricted tax credit	-	(43,510)
Tax withholdings	(24,005)	(18,768)
Income tax provision net	155,205	16,332

(1)   As of December 31, 2015, the Company generated positive tax results, which allowed for the recognition of accrued tax losses carry forward.

Note 27 | Tax liabilities

	12.31.16	12.31.15
Non-current
Tax regularization plan	680	1,922
Total Non-current	680	1,922

Current
Provincial, municipal and federal contributions and taxes	377,430	73,805
VAT payable	725,553	-
Tax withholdings	78,909	32,750
SUSS withholdings	2,785	-
Municipal taxes	57,832	44,983
Tax regularization plan	1,979	1,877
Total Current	1,244,488	153,415

Note 28 | Assignments of use

•         As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2016 and 2015, future minimum payments with respect to operating assignments of use are as follow:

	12.31.16	12.31.15
2016	-	47,897
2017	40,639	19,464
2018	7,649	6,321
2019	9,495	4,310
2020	5,700	147
2021	1,850	147
Total future minimum lease payments	65,332	78,286

Total expenses for operating assignments of use for the years ended December 31, 2016 and 2015 are as follow:

	12.31.16	12.31.15
Total lease expenses	68,483	42,440

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2016 and 2015, future minimum collections with respect to operating assignments of use are as follow:

	12.31.16	12.31.15
2016	-	90,522
2017	108,743	84,949
2018	108,511	251
2019	103,090	-
Total future minimum lease collections	320,344	175,722

Total income from operating assignments of use for the years ended December 31, 2016 and 2015 is as follows:

	12.31.16	12.31.15
Total lease income	108,228	76,417

Note 29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.14	112,095	24,068

Increases	147,478	78,971
Decreases	-	(32,550)
At 12.31.15	259,573	70,489
Increases	81,787	69,260
Decreases	(3)	(51,837)
At 12.31.16	341,357	87,912

Note 30 | Revenue from sales

	12.31.16	12.31.15
Sales of electricity (1) (2)	12,952,666	3,720,442
Right of use on poles	108,228	76,417
Connection charges	15,893	4,195
Reconnection charges	2,822	1,108
Total Revenue from sales	13,079,609	3,802,162

(1) Includes revenue from the application of ENRE Resolution No. 347/12 for $ 1.3 billion and $ 535.5 million for the years ended December 31, 2016 and 2015, respectively.

(2) As of December 31, 2016, includes the effects of the provisional remedies detailed in Note 2.c).VIII

Note 31 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,586,293	437,863	502,712	3,526,868
Pension plans	77,295	13,086	15,024	105,405
Communications expenses	25,072	128,963	10,423	164,458
Allowance for the impairment of trade and other receivables	-	227,692	-	227,692
Supplies consumption	276,201	-	34,571	310,772
Leases and insurance	436	-	87,791	88,227
Security service	67,541	11,485	43,636	122,662
Fees and remuneration for services	453,738	468,516	394,373	1,316,627
Public relations and marketing	-	-	18,955	18,955
Advertising and sponsorship	-	-	9,765	9,765
Reimbursements to personnel	904	170	774	1,848
Depreciation of property, plants and equipments	284,786	49,334	17,462	351,582
Directors and Supervisory Committee members’ fees	-	-	5,999	5,999
ENRE penalties	2,374,242	182,422	-	2,556,664
Taxes and charges	-	97,028	14,686	111,714
Other	706	137	6,154	6,997
At 12.31.16	6,147,214	1,616,696	1,162,325	8,926,235

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2016 for $ 302.5 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,859,710	299,835	328,352	2,487,897
Pension plans	65,379	12,332	11,543	89,254
Communications expenses	13,729	58,735	3,422	75,886
Allowance for the impairment of trade and other receivables	-	24,084	-	24,084
Supplies consumption	211,448	-	23,040	234,488
Leases and insurance	510	-	58,194	58,704
Security service	43,738	839	24,060	68,637
Fees and remuneration for services	463,159	329,497	213,816	1,006,472
Public relations and marketing	-	-	10,185	10,185
Advertising and sponsorship	-	-	5,247	5,247
Reimbursements to personnel	1,189	214	834	2,237
Depreciation of property, plants and equipments	236,758	34,771	9,878	281,407
Directors and Supervisory Committee members’ fees	-	-	3,652	3,652
ENRE penalties	257,282	24,371	-	281,653
Taxes and charges	-	47,901	10,047	57,948
Other	762	227	3,821	4,810
At 12.31.15	3,153,664	832,806	706,091	4,692,561

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2015 for $ 271.6 million.

Note 32 | Other operating expense, net

		12.31.16	12.31.15
Other operating income
Services provided to third parties		62,495	59,809
Commissions on municipal taxes collection		21,441	14,775
Related parties	35.a	500	-
Income from non-reimbursable customer contributions		764	764
Others		2,726	4,613
Total other operating income		87,926	79,961

Other operating expense
Net expense from technical services		(17,877)	(12,900)
Gratifications for services		(35,442)	(43,192)
Cost for services provided to third parties		(31,946)	(52,421)
Severance paid		(15,697)	(11,801)
Debit and Credit Tax		(156,152)	(85,138)
Other expenses - FOCEDE		(14,653)	(59,563)
Provision for contingencies		(151,047)	(226,449)
Disposals of property, plant and equipment		(40,466)	(3,513)
Other		(666)	(7,530)
Total other operating expense		(463,946)	(502,507)
Other operating expense, net		(376,020)	(422,546)

Note 33 | Net financial expense

	12.31.16	12.31.15
Financial income
Commercial interest	134,092	46,109
Financial interest	62,662	50,116
Total financial income	196,754	96,225

Financial expenses
Interest and other (1)	(410,940)	(233,769)
Fiscal interest	(9,837)	(3,652)
Commercial interest (2)	(1,020,888)	(192,478)
Bank fees and expenses	(3,217)	(20,117)
Total financial expenses	(1,444,882)	(450,016)

Other financial results
Exchange differences	(417,708)	(894,773)
Adjustment to present value of receivables	2,884	5,387
Changes in fair value of financial assets (3)	424,099	350,543
Net gain from the repurchase of Corporate Notes	42	-
Other financial expense	(36,783)	(22,880)
Total other financial expense	(27,466)	(561,723)
Total net financial expense	(1,275,594)	(915,514)

(1)   Net of interest capitalized as of December 31, 2016 and 2015 for $ 189.7 million and $ 255.9 million, respectively.

(2)   As of December 31, 2015, such amount is net of the gain recorded from the agreement with CAMMESA instructed by SE Resolution No. 32/15.

(3)   Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2016 and 2015 for $ 19.9 million and $ 26.9 million, respectively.

Note 34 | Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the (loss)/profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2016 and 2015, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.16	12.31.15
(Loss) Profit for the period attributable to the owners of the Company	(1,188,648)	1,142,443
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted (loss) profit earnings per share – in pesos	(1.33)	1.27

Note 35 | Related-party transactions

•            The following transactions were carried out with related parties:

a.             Income

Company	Concept	12.31.16	12.31.15

CYCSA	Other income	9,598	6,188
Transener	Reimbursement expenses	200	-
Transba	Reimbursement expenses	300	-
		10,098	6,188

b.         Expense

Company	Concept	12.31.16	12.31.15

EASA	Technical advisory services on financial matters	(36,708)	(22,791)
SACME	Operation and oversight of the electric power transmission system	(35,436)	(27,331)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(3,454)	(679)
PYSSA	Financial and granting of loan services to customers	(21)	(89)
OSV	Hiring life insurance for staff	(6,227)	-
PISA	Interest Corporate Notes 2022	-	(2,110)
		(81,846)	(53,000)

c.         Key Management personnel’s remuneration

	12.31.16	12.31.15
Salaries	124,386	85,063
	124,386	85,063

•            The balances with related parties are as follow:

d.         Receivables and payables

	12.31.16	12.31.15
Other receivables - Non current
SACME	6,856	7,065
	6,856	7,065

Other receivables - Current
CYCSA	-	6,406
SACME	766	662
PYSSA	-	8
	766	7,076

	12.31.16	12.31.15
Trade payables
PYSSA	(204)	-
	(204)	-

	12.31.16	12.31.15
Other payables
SACME	(4,756)	(3,447)
	(4,756)	(3,447)

e.         Borrowings

	12.31.16	12.31.15
Borrowings - Non current
PISA	-	(119,877)
	-	(119,877)

Borrowings - Current
PISA	-	(2,110)
	-	(2,110)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2016, the ANSES holds Corporate Notes of the Company due in 2022 for $ 317 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2016 are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and CYCSA entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Executive Order 764/00 of the PEN, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

As from December 1, 2016, CYCSA is no longer a related party.

(b)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor S.A. and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor S.A. and Edesur S.A.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System (SADI), to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by Edenor S.A. and 6,000 Class II shares are owned by Edesur S.A.

The operating costs borne by the Company during fiscal year 2016 amounted to $ 35.4 million.

(c)   Agreement with EASA

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

(d)   Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at the Board meeting held on March 8, 2016, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2016 amounted to $ 6.2 million.

•              The ultimate controlling company of Edenor S.A. is PESA.

Note 36 |    Trust for the Management of Electric Power Transmission Works

Due to the constant increase recorded in the demand for electricity during 2005, the SE, through Resolution No. 1875/05, established that the interconnection works through an underground power cable at 220 kV between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the High-Voltage subsystems of Edenor S.A. and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SE Resolution 1/03, which acts as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, on January 15, 2015, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution 1875/05. Consequently, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized.

As of December 31, 2015, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges. As of December 31, 2016 and 2015, the contribution of $ 173 million and $ 155.8 million, respectively, was pending, a debt which is disclosed in the Other payables account of non-current liabilities.

Note 37 |    Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by the Company.

The financed amount of $ 54.4 million will be reimbursed by the Company in 72 monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2016, the Company recorded $ 63.8 million as non-current deferred revenue and $ 53.4 million as non-current trade payables – Customer contributions.

Note 38 |    Construction works - San Miguel and San Martín Transformer Centers

The Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works, whose ownership was assigned to the Company, were carried out by the Company with the contributions made by ENARSA. As of December 31, 2016, the Company continues to recognize liabilities for this concept in the Deferred revenue account.

Note 39 |    Agreement for the execution of works - La Matanza Municipality

In April 2015, the Company and La Matanza Municipality entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.8 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for the Company to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof

The Public Works Secretariat of the MPFIPyS agrees to provide financial assistance to La Matanza Municipality, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2016, the Company recorded $ 59.1 million as non-current deferred revenue.

Note 40 |    Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station

In December 2013, the Company and the ANAC entered into an agreement for the removal of High, Medium and Low Voltage facilities.

The ANAC requires of Edenor S.A. the rectification of a 3.9 km-long section of a 132 kV cable that links Nuevo Puerto Sub-station with Libertador and Vicente López Sub-stations, the rectification of a 2.35 km-long section of a 27.5 kV cable that links Nuevo Puerto and Puerto Nuevo Sub-stations with AySA and Jorge Newbery Airport, the rectification of a 5.5 km-long section of a 13.2 kV cable, the moving of 3 Medium-to-Low Voltage transformer centers, and the laying of 3.1 km of Low-voltage cable.

It was agreed that the ANAC would contribute the funds, subject to the progress of the works, for a total of $ 60.4 million (which includes indirect costs but does not include taxes, VAT, or the Municipal contribution).

As of December 31, 2016, the Company recorded $ 52.6 million as non-current deferred revenue.

Note 41 |    Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes is retroactive to October 1, 2013.  At the date of issuance of these financial statements, the administrative approval thereof by the IGJ is in process.

Note 42 |    Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note 43 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2016 resolved, among other issues, the following:

-          To approve the Annual Report and the Financial Statements of Edenor S.A. as of December 31, 2015;

-          To appoint Directors and alternate Directors;

-          To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-          To appoint the authorities and the external auditors for the current fiscal year;

-          To allocate to the statutory reserve an amount of $ 73.3 million, of which $ 64 million relates to the restoring of the reserve used to absorb accumulated losses, and $ 9.3 million to the mandatory allocation;

-          To record a discretionary reserve in accordance with the terms of Section 70 of the Business Organizations Law for an amount of $ 176.1 million allocated to investments and other financial needs, authorizing the Company’s Board of Directors to apply the amount thereof, whether in full or in part, and to approve the methodology, time periods and conditions of those investments.

Note 44 |    Share-based Compensation Plan

In the last months of fiscal year 2016, the Company’s Board of Directors approved the use of treasury shares for the creation of a Global Compensation Plan with the purpose of remunerating and retaining the Company’s key personnel. The employees included in the plan will receive a certain amount of those shares in the term provided for by the referred to program.

At the date of issuance of these financial statements, the Company estimates that approximately 1.6 million shares will be granted to its employees as additional remuneration for fiscal year 2016.

The amount accrued in the year, determined on the basis of the fair value of the treasury shares at the grant date, amounted to $ 20.3 million and has been recorded in the Salaries and social security taxes (Note 31) line item, with a contra account in Equity.

Note 45 |    Events after the reporting period

Purchase of financial assets at fair value

From January 1, 2017 to the date of issuance of these financial statements, the Company has purchase in successive operations Brazil Bonds due in 2019 for a value of $ 546.5 million (USD 32 million nominal value).

Note 46 |    Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish published in Argentina”

Report of Independent Auditors

To the Board of Directors, President and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Report on financial statements

We have audited the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.), including the statement of financial position as of December 31, 2016, the related statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The amounts and other information related to fiscal year 2015 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and reasonable presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework, and incorporated by the National Securities Commission (CNV) to its regulations, as they were approved by the International Accounting Standards Board (IASB). Company´s Board of Directors is also responsible for the existence of internal control that it deems necessary to enable the preparation of financial statements free of material misstatement due to errors or irregularities. Our responsibility is to express an opinion on these financial statements based on our audit with the scope detailed in paragraph "Auditors´ Responsibility”.

Auditors´ responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We have performed our examination in agreement with International Standards on Auditing, as adopted in Argentina by FACPCE through Technical Pronouncement No. 32 and its pertinent Adoption Memoranda. These standards require that we comply with ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement in the financial statements due to fraud or error. In making this risk assessment, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company's financial statements in order to design audit procedures that are appropriate, depending on the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control.

An audit also includes evaluating the appropriateness of accounting policies applied, the reasonableness of significant estimates made by Company´s management and presentation of the financial statements as a whole.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the financial position of Edenor S.A. as of December 31, 2016, its comprehensive income and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A. In addition, we would like to emphasize the information contained in Note 17 to the accompanying financial statements, which describes that the Company falls within section 206 of the General Companies Law at the closing date of the current year.

Report on compliance with current regulations

In compliance with regulations in force, we report that:

a)            the financial statements of Edenor S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)           the financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)            we have read the summary of activity and the additional information to the notes to the financial statements (presented separately from these financial statements) required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by Section 12, Chapter III, Title IV of CNV regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)           as of December 31, 2016 the liabilities accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to $ 94.657.187, which were not yet due at that date;

e)            as required by Article 21, subsection e), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2016 account for:

e.1)         96.5% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)        9,1% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)        9% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)             we have applied the anti-money laundering and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 8, 2017.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Sergio Cravero (Partner)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 14, 2017